


New Gold to Discuss Third Quarter Financial Results on October 30, 2014

October 6, 2014 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) plans to release its third quarter 2014 financial results prior to the market opening on Thursday, October 30, 2014. A webcast and conference call to discuss these results will be held on Thursday, October 30, 2014 at 9:00 a.m. Toronto time. A live audio webcast will be available at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 15491035. The archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:
New Gold Inc.
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com